

Mail Stop 3030

April 30, 2010

Via Facsimile and U.S. Mail

Mr. Mark L. Baum
Chief Executive Officer
Shrink Nanotechnologies, Inc.
2038 Corte del Nogal, Suite 110
Carlsbad, California 92011

>   **Re: Shrink Nanotechnologies, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed April 15, 2010**
>   **Form 8-K dated February 1, 2010**
>   **Form 8-K/A dated February 1, 2010**
>   `   **File No. 0-52860**

Dear Mr. Baum:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Plans for Preexisting Operations, page 29

1.   We note that you intend to sell or license your previous investor relations and other businesses, but are unsure if you will be able to do so.   To the extent that you are presenting these businesses as part of your discontinued operations, please explain how you have met the requirements of paragraph 205-20-45-1 of the FASB Accounting Standards Codification.

Liquidity and Capital Resources, page 32

– Financing Activities, page 33

2.   We note your disclosure here that you are currently in default on two of your outstanding notes. Please revise future filings to disclose how the default on your outstanding loans may impact your liquidity. Discuss any penalties associated with the events of default. Also discuss what recourse options the debt holders may have in connection with the events of default. Finally, discuss how the events of default may impact your ability to raise additional funds.

Our Exclusive License Agreement, page 34

3.   We note your disclosure here of your license agreement with UC Regents. You state that the disclosure here "is a summary only and is qualified in its entirety by the actual agreement…" Please revise your disclosure here in future filings to disclose all material terms of the license agreement.

Contractual Obligations, page 35

4.   We note your discussion here of your sublease agreement with Business Consulting Group Unlimited, Inc. We further note your discussion under "Employees" on page 35 of your operating agreement with Business Consulting Group Unlimited. You state that the information provided relating to each of the agreements is a summary only. Please revise future filings as appropriate to disclose all material terms of the sublease agreement and the operating agreement.

Agreements for Consulting Services, page 38

5.   We note you issued 7,250,000 shares in March 2010 in connection with a consulting agreement entered into in January 2010 for public relations, marketing and structuring

services. We also note you issued 8,700,000 shares in March 2010 in connection with a consulting agreement entered into in January 2010 for public relations, assistance with press releases and branding, research and web/statistical content and investor relations. Finally, we note you issued 1,500,000 shares in March 2010 in connection with a consulting agreement entered into in February 2010 for marketing of your medical device products and marketing to researchers, academia and medical professionals. Please address the following:

- For each referenced consulting agreement, tell us the date the agreement was entered into, the date the services were to be provided and the name of the consultant, including a discussion of whether any of the consultants are related parties.

- Tell us how you have considered the requirements of Item 601(b)(10) of Regulation S-K in connection with each of these consulting agreements.

- Explain to us in greater detail the nature of services provided by the consultants. Specifically describe the public relations services provided. In addition, in light of your disclosures in this Form 10-K that you are a research and development company, explain the nature of the marketing services provided.

Critical Accounting Policies, page 39

6.   Please revise future filings to provide information on your critical accounting estimates. Refer to SEC Release 33-8350.

Balance Sheets, page F-2

7.   We note that you have recorded a litigation receivable of $108,011, related to your discontinued operations. Please quantify the total assets and liabilities recorded in your December 31, 2009 balance sheet that relate to discontinued operations. Please explain how you have complied with the presentation requirements of paragraph 205-20-50-1 of the FASB Accounting Standards Codification.

8.   We note the significance of your current and non-current prepaid expenses. Please explain to us the material components of this balance and the agreements to which they relate.

9.   Please revise your stockholders' deficit section in future filings to present your cumulative net losses with a descriptive caption such as "deficit accumulated during the development stage." Refer to paragraph 915-210-45-1 of the FASB Accounting Standards Codification.

Statements of Stockholders' Equity (Deficit), page F-5

10.   It appears that the price per share for both the shares issued for cash and shares issued for
        services do not reflect the 5 for 1 stock split discussed on page F-20. Please revise future
        filings as appropriate.

Note 2 – Summary of Accounting Policies, page F-6

Property, plant and equipment, page F-7

11.   Please revise future filings to disclose the useful lives of your major depreciable asset
        classes. Refer to paragraph 360-10-50-1 of the FASB Accounting Standards
        Codification.

Note 5 – Research and License Agreement, page F-12

12.   We note your table of future expenses to be paid to UCM under your Research
        Agreement lists expenses for prior periods (e.g. 2008 and 2009). Please clarify for us
        why you are presenting these amounts for prior periods. Tell us if such amounts have
        been paid.

Note 6 – Commitments and Leases – Related Party, page F-14

13.   We note that on May 29, 2009 you signed an operating agreement with BCGU, LLC.
        Please revise your disclosures in future filings to address the following:

        •   Given the significance of this agreement, disclose the purpose and all material
            services provided under this agreement.

        •   In MD&A, discuss how this agreement may affect your liquidity, financial position
            and results of operations.

        •   Clarify the nature of your independent directors' review of this transaction in
            concluding that the transaction was consummated on terms equivalent to those in an
            arm's-length transaction. Refer to paragraph 850-10-50-5 of the FASB Accounting
            Standards Codification.

        Please provide us with the proposed disclosures you will include in future filings to
        address this comment.

Note 7 – Convertible Debentures, Warrants, page F-14

14.   We note that you renegotiated two separate notes owed to the Noctua Fund LP
        aggregating $218,121. Additionally we note that you accounted for these modifications
        as debt extinguishments. Please address the following:

   - Explain to us how you have evaluated these modifications under section 470-50 of
     the FASB Accounting Standards Codification.

   - Clearly explain to us how the modification was recorded in your financial statements
     and how your presentation complies with applicable GAAP.

15.   As a related matter, we note from your disclosures on page 15, that your convertible
        notes and warrants contain a provision where the exercise price could be adjusted for
        subsequent equity sales at a lower price. Please address the following:

   - Revise future filings to disclose any provisions that would result in adjustments to the
     exercise price / conversion rate.

   - Provide us with your analysis under paragraphs 815-40-15-5 through 815-40-15-8 of
     the FASB Accounting Standards Codification (EITF 07-05) for all of your
     convertible instruments. Clearly explain to us how you concluded that your warrants
     and conversion features should be classified as permanent equity.

Note 11 – Legal Matters – Discontinued Operations, page F-19

16.   We note your disclosure here that in February 2010 you reached a final settlement
        agreement with ASFX and all claims were dismissed. However, we note that you
        recorded a gain of $108,011. In light of the disclosure that all claims were dismissed,
        please explain to us how you calculated the gain of $108.011.

Form 8-K dated February 1, 2010
Form 8-K/A dated February 1, 2010

17.   We note the disclosure in your Form 8-K/A filed April 8, 2010 whereby you state that
        "the Company does not have a business relationship with 3M Company at this time save
        any relationship which may presently be subject to confidentiality." It is not clear to us
        what this disclosure is meant to achieve. Please explain to us what the phrase "save any
        relationship which may presently be subject to confidentiality" is intended to convey.

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly facilitate

our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief